UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of January 2005

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                         Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

      The following document is being filed with this 6-K report and is attached hereto.

Information reported to the Chilean Superintendency of Securities and Insurance
(SVS) on Janaury 21, 2005 and January 26, 2005

[LOGO] QUINENCO S.A.

FREE TRANSLATION FROM SPANISH

On January 21, 2005, Quinenco S.A. (LQ:NYSE) reported the following information to the Chilean Superintendency of Securities and Insurance (SVS):

During the past several days, diverse information has been reported in the press with respect to an announcement by Cencosud of its intention to make a tender offer on Alamcenes Paris and subsequently merge Cencosud with Paris. The press has reported that Quinenco will respond with a counter tender offer (including price per share speculations), and we wish to clarify the following:

      a) Our company has not participated in any way in the reported information. It is rather a product of speculation that most likely aims to generate alterations in the share price.

      b) Quinenco has made statements to the press that it is evaluating its plans and will analyze its alternatives, among which could include legal action to enforce the Right of First Refusal Agreement that formed part of the share purchase agreement when Quinenco acquired Paris shares from the Galmez family, and in particular against Jorge Galmez who has instigated the proposed merger of Paris with Cencosud.

      c) In order to avoid confusion in the market, we feel it is necessary to clarify that the Right of First Refusal Agreement (this document has been delivered to our Superintendent and is duly registered in the Paris Shareholders' Register) restricts any change in share ownership or rights associated with said shares, particularly with respect to a merger without the prior consent of the members of the agreement, of which Quinenco is a member.

      d) We regret that the press has been used to report information in a speculative manner as it serves to damage the transparency under which the stock market operates and tends to distort share prices, thereby harming all of the parties involved.

      e) As has always been our policy, we will duly report to the Superintendent and the market in general any decisions that may eventually be taken with respect to our interest in the foregoing matter.

[LOGO] QUINENCO S.A.

FREE TRANSLATION FROM SPANISH

On January 26, 2005, Quinenco S.A. (LQ:NYSE) reported the following information to the Chilean Superintendency of Securities and Insurance (SVS):

As a follow-up to the information reported to the SVS on January 31, 2005, we report that today, our subsidiaries Rio Azul S.A. and Nahuel S.A., together with Consorcio Financiero S.A. and its subsidiary, Manquihue S.A. have requested the constitution of an arbitration panel with respect to the Right of First Refusal Agreement dated October 5, 2005 before the Centro de Arbitraje y Mediacion de la Camera de Comercio de Santiago (The Santiago Chamber of Commerce Center for Arbitration).

Our objective is to exercise legal action in response to the violation of the Right of First Refusal Agreement we maintain with Inversiones y Rentas Cerro Verde Limitada and Mehuin S.A., companies represented by Jorge Galmez Puig.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            QUINENCO S.A.


                                            By: s/s Luis Fernando Antunez
                                               --------------------------------
                                            Name: Luis Fernando Antunez
                                            Title: Authorized Representative

Dated: January 27, 2005